PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

25th September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


06017202

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 23rd August 2006;
- 6th September 2006;
- 21st September 2006 – Interim report;
- 22nd September 2006.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

dw 10/2

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

23 August 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Merrill Lynch and Co. Inc. that its holdings in the Company, together with the holdings of companies in the Merrill Lynch Group Inc., have increased to 9,186,530 Ordinary shares of £0.01 each in the Company, representing 11.32% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620



Registered Office: 11 Grosvenor Place, Belgravia, London, SW1X 4HH
Registered in England Number 4343841
Member of the **PETER HAMBRO MINING** group of companies



PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

6 September 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Deutsche Bank AG that its holdings in the Company, together with its subsidiary companies, have increased to 3,256,509 Ordinary shares of £0.01 each in the Company, representing 4.01% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

22 September 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Merrill Lynch and Co. Inc. that its holdings in the Company, together with the holdings of companies in the Merrill Lynch Group Inc., have decreased to 8,900,609 Ordinary shares of £0.01 each in the Company, representing 10.97% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620











PETER HAMBRO MINING PLC

INTERIM REPORT 2006

MINING FOR SUCCESS

Contents

HIGHLIGHTS

Peter Hambro Mining plc is pleased to present the results of a successful half year's activity.

	6 months to 30/6/2006	6 months to 30/6/2005	Variance for period	*12 months to 31/12/2005*
Total attributable gold production, oz*	**108,363**	**102,178**	**6%**	***249,000***
Pokrovskiy Rudnik gold production, oz	**93,600**	**84,600**	**11%**	***185,700***
Pokrovskiy Rudnik average gold price received (US$/oz)	**US$573**	**US$422**	**36%**	***US$442***
Pokrovskiy Rudnik Cash Operating Cost (GIS US$/oz)	**US$135**	**US$149**	**-9%**	***US$125***
Operating profit, US$'000	**19,890**	**8,022**	**148%**	***17,490***
Earnings per share, US$	**0.140**	**0.079**	**77%**	***0.17***

*Total attributable gold production is comprised of production of the Group's subsidiaries, share of production in joint ventures and other investments

RESULTS

Results for the first six months of 2006 (the "Period") for Peter Hambro Mining plc ("PHM" or "the Group") compared to the equivalent period of 2005:

- The Group attributable gold production increased by 6% to 108,363 oz (first six months of 2005 – 102,178oz);
- Average realised gold sales price was US$573/oz – up by 36% (first six months of 2005 – US$422/oz). The Group remains unhedged;
- Gold Institute Standard Cash Operating Costs at Pokrovskiy were 9% lower than the same period during the previous year at US$135/oz (first six months of 2005 – US$149/oz);
- Operating profit c.US$20m – 148% up compared to the same period of 2005 (first six months of 2005 – c.US$8m);
- Pokrovskiy gold recoveries have recently increased due both to a number of technological improvements and longer leach times;
- Pioneer confirmation work shows excellent correlation between geochemical and geophysical predictions. Out of 22 predictions of high-grade ore columns, eight have been explored so far and eight confirmed;
- The full feasibility study documentation on Pioneer is expected to be submitted to the State Committee on Reserves and Resources for approval in March 2007 following their preliminary visit to the site. Heap leach production scheduled to start in 2007 with first recoveries in the fourth quarter;
- Malomir–major ore column discovered at North-East end of the Diagonal zone;
- The full feasibility study documentation on Novogodnee Monto is expected to be submitted to the State Committee on Reserves and Resources for approval by the end of 2006;
- Positive results received from the ten active exploration programmes.

CHAIRMAN'S STATEMENT

The first six months of 2006 have been very satisfactory; and it is particularly gratifying to be able to report a 148% increase in pre-tax profits and a 77% increase in earnings per share compared to the same period last year. This was achieved in a year with unusually cold weather conditions in Russia.

The result is also remarkable because Pokrovskiy's GIS cash operating costs decreased, on a like-for-like basis, by 9% while the prices of its consumables have risen sharply. Cement is up by 37%, diesel is up by 26%, cyanide by 18%, explosives by 14% and electricity by 7%. The decrease in costs has been achieved by further improvement in expenditure controls at the operational level and the improvement of profit-oriented financial discipline. In addition, efficient use of waste material for the construction of haul roads to Pioneer lowered GIS costs by approximately US$17/oz.

The Group is always conscious of the health and safety risks inherent in the mining industry and has not allowed cost control and profit maximisation to compromise its efforts to use best practice in the all important need to look after its employees and the environment.

Fortunately the price of gold was also buoyant during the period but the average 36% increase in the Group's sale price is only a small part of its increased profitability.

Progress on the Group's new near-term production targets at Pioneer, Malomir, Pokrovskiy flanks and Yamal properties is on track and an increase in earnings fits the Group's objective of having profitable production as the platform for its substantial organic growth programme. By the middle of 2007 it is anticipated that the Group will have received approvals of mining plans on three new properties.

Exploration on the Group's extensive portfolio of longer-term projects has continued and on several there are preliminary indications of potential to host the next Pioneer or Malomir. However the near-term projects have been given higher priority for the time being.

The Group has received its semi-annual report produced by independent geological consultants, Resource Computing International and the geological information in the half-year results is derived from this report.

To my mind, the most important element of this report is the confirmation of our geologists' resource predictions at Pioneer based on geochemical and geophysical survey results. Here the Group's geologists forecast 22 high-grade ore columns and so far, on the eight sites they have explored, we have achieved a 100% success ratio. The State Commission on Reserves and Resources made a preliminary visit to Pioneer and, following this, it is expected that the feasibility study, which is due to be delivered in the first quarter of 2007, will be based on lower cut-off grades and greater mining depths than our previous expectations and contains the restated reserves and resources.

I hope that the geological information we have included will give shareholders an insight into the extent of the exceptional exploration portfolio that the Group has acquired in Russia at a time when many Western producers are finding it hard to replace mined out reserves. Organic growth of this nature remains the core of our growth strategy while, at the same time, we continue the development of our near-term assets.

Prospects for the remainder of the year are encouraging, as production is slightly ahead of our forecasts, and the world-wide price of gold continues to reflect the fears of investors about stagflation and geopolitical instability.



Peter Hambro
Executive Chairman

Pokrovskiy

During the Period, 93,600oz of gold were recovered compared to 84,600oz during the same period of 2005 due to achievement of stable operations at the gold extraction plant at the newly increased throughput capacity of 1.8mtpa of ore. Work continues on further expansion, to bring the throughput capacity of the plant to 2.2mtpa of ore, in the second half of the year.

Pokrovskiy operations achieved a remarkable decrease in unit operating costs, in spite of increases in raw material and energy costs of c.20%, average rouble appreciation of c.3% and the mining of harder ore. This was the result of an improved comprehensive cost control policy.

In addition to the equipment bought in 2004-2005, a further five 45-tonne capacity Belaz trucks were acquired and put into use.

Pokrovskiy Rudnik Processing Operations

		6 months to 30 June		
	Units	2006	2005*	Var %
Resin in Pulp Plant				
Ore from pit	t '000	**608.5**	**410****	+48%
Average grade	g/t	**3.85**	**4.9**	-21%
Ore from warehouse	t '000	**108.5**	–	n/a
Average grade	g/t	**4.14**	–	n/a
Ore from stockpile	t '000	**101.5**	**281**	-64%
Average grade	g/t	**3.0**	**2.4**	+25%
Total milled	t '000	**818**	**691**	+18%
Average grade	g/t	**3.8**	**3.9**	-3%
Gold content	oz '000	**99.6**	**86.5**	+15%
Recovery rate	%	**86.6%**	**92.2%**	-6%
Gold recovered	oz '000	**86**	**80**	+8%
Heap Leach				
Ore stacked	t '000	**345**	**341**	+1%
Average grade	g/t	**1.0**	**1.4**	-29%
Gold content	oz '000	**11**	**16**	-31%
Recovery rate	%	**68.3%**	**31.0%**	+120%
Gold recovered	oz '000	**7**	**5**	+40%
Total				
Gold recovered	oz '000	**93.6**	**84.6**	+11%

* Certain comparative numbers have been rounded up .
** Comparative number includes c.7,500 tonnes of ore from Pioneer deposit.

Mining
Pokrovskiy Rudnik Mining Operations

		6 months to 30 June		
	Units	2006	2005	Var %
Mining				
Total material moved	m3 '000	**2,624**	**2,427**	+8%
Ore mined	t '000	**889**	**616**	+44%
Average grade	g/t	**3.2**	**3.7**	-14%
Gold content	oz '000	**90.9**	**73.8**	+23%
Including high grade ore	t '000	**608.5**	**402**	+51%
Average grade	g/t	**3.85**	**4.9**	-21%
Gold content	oz '000	**75.5**	**64**	+18%

Note: Comparative numbers for Pokrovskiy Rudnik Mining Operations in 2005 have been amended relative to previous disclosure to reflect the fact that data provided for Pioneer mining operations is now shown separately (see below).

Resin in Pulp Plant

818,000 tonnes of ore were treated through the mill in the first half of the year – 18% more than during the same period of 2005 – and the plant's capacity reached an annual rate of 1.8 million tonnes of ore in June 2006. Works on the planned plant expansion and production streamlining are expected to be completed in the second half of the year with the final capacity of 2.2mtpa.

Due to the high standard of works undertaken in 2004-2005 for the plant's expansion, the resultant increased capacity of the mill allowed economic processing of lower grade material and increased the total gold produced. Previously this material would have been treated using heap leach technologies which have lower recovery rates than the plant.

An increase in the gold price enabled treatment of lower grade material not previously included in the Group's reserves.

Some decrease in recovery rates compared to the same period last year (86.6% in 2006 vs. 92.2% in 2005) can be explained by a significant proportion of primary ore being treated through the mill. Technological improvements made to the resin in pulp plant in the first half of the year in order to increase recovery rates from the primary ores resulted in an increase in recovery rates in July and August to 93%. The Group continues to embrace the improvement of technologies and expects to meet its budgeted recovery level of 91% in the second half of 2006.

Heap Leach Operations

Test work carried out during last year in order to improve heap leach technology proved successful, allowing the application of new methods this year on a larger scale. These new methods involve ore being left on heap leach pads throughout the winter until spring for further leaching and ore for the following year's treatment being stacked on pads during autumn of the previous year. This method allowed the start of the leaching one month earlier than in the previous year and produced 2,000oz of additional gold from these test works, significantly improving recovery rates at the pads under test from 30.7% in the first half of 2005 to 68.3% in the same period of 2006. This will give the Group an opportunity to treat a larger amount of low grade ore through the heap leach process and also to increase recovery rates using this process.

It should be noted, however, that the exceptionally cold last winter in Russia caused the stacking of new ore on the pads to be delayed by approximately one month and that heap leach production is generally higher in the warmer, second half of the year.

Gold Institute Standard ("GIS") Operating Cost Analysis
The Group reports and breaks down Pokrovskiy Rudnik's operating costs according to the internationally recognised GIS following the industry's best practices.

The GIS cost analysis for the period is as follows:

	6 months to 30/6/06	6 months to 30/6/05	Variance	12 months to 31/12/05
Pokrovskiy Rudnik				
All figures reported in US$ per oz of gold produced				
Direct mining expenses	92.9	97.8	-5%	95
Third-party smelting, refining and transportation costs	6.4	4.3	49%	4.5
By-product credits	(0.5)	(0.3)	67%	(0.9)
Other	36.4	47	-23%	26.8
Cash Operating Costs	**135.2**	**148.8**	**-9%**	**125.4**
Royalties	36.8	25.2	46%	27.1
Production taxes	7.7	7.1	8%	6.2
Total Cash Costs	**179.7**	**181.1**	**-1%**	**158.7**
Non-cash movement in stock	22.9	15.1	52%	28.6
Depreciation/Amortisation	52.4	47.7	10%	42.4
Total Production Costs	**255.0**	**243.9**	**5%**	**229.7**

Despite increasing input costs, with cement up by 37%, diesel up by 26%, cyanide by 18%, explosives by 14% and electricity by 7%, the total direct mining costs were kept in line with the previous period due to implementation of a tighter expenditure control at the operational level and employing improved profit-oriented financial discipline. An increase in the number of ounces produced also improved the cost per ounce figure.

Royalties and refining/transportation costs are in direct correlation with the gold price hence the increase in these costs in the first half of 2006 in comparison with the same period in the previous year.

Depreciation and amortisation expenses have changed in line with the increase of production assets caused by the plant and mine fleet expansion.

Non-cash movement reflects the cost of mining incurred in the previous periods but accounted for in the first half of 2006 when the actual gold was produced.

Pioneer
Test mining operations at Pioneer during the first half of 2006 were aimed at finalising geological exploration of the deposit and preparation for its full scale exploitation.

		6 months to 30 June		
	Units	2006	2005*	Var %
Total material moved	m^3 '000	**392**	**328**	+20%
Ore mined	t '000	**13**	**36**	-64%
Average grade	g/t	**1.3**	**2.8**	-54%
Gold content	oz '000	**0.5**	**3.2**	-84%

During the course of the first half of the year, metallurgical studies of Pioneer ore have continued, utilising capacity at the Pokrovskiy main treatment plant and the heap leach facility.

Infrastructure planning at Pioneer (for the location of leach pads, process equipment and ancillary buildings) is completed, and the supply of power has been commissioned, comprising a 4MW first stage substation and power line to Pioneer from Pokrovskiy. Contracts for the supply of the equipment were signed during the first half 2006.

The feasibility study is scheduled to be finalised in the first quarter of 2007 and subsequently submitted to the State Committee on Reserves and Resources for approval.

Omchak Joint Venture ("Omchak JV")
Through its subsidiaries the Omchak JV produced c.23,000oz of gold. As almost 80% of the gold produced by the Omchak JV is from alluvial deposits, the majority of production occurs during the warmer second half of the year and the exceptionally cold weather in the area exacerbated the seasonality of the production. The Group's attributable share of production was 11,500oz. This was 32% less compared to the same period in the previous year due to the Group's previously announced decreased share in the Omchak JV, which was down from 65% to 50% in December 2005. This decrease did not affect profitability of the Group because it was offset by an increased production at the higher-yielding Pokrovskiy mine.

OOO Zeyazoloto and OOO Noviye Tekhnologii, which were acquired by the Omchak JV in 2005, had a successful six months together producing in total c.1,447oz gold. Alongside their successful production activities, these companies were also involved in the acquisition of local licences for the right to explore and produce alluvial gold at local deposits. New licensed areas acquired in this process have confirmed reserves that are expected to yield a planned annual production of alluvial gold in the Amur region of an additional c.10,000oz gold per year starting in 2007 for some five years.

The Uduma deposit located in the Sakha Republic (Yakutia) was also acquired by Omchak in 2005. Evaluation works were carried out at this deposit in order to complete an audit of reserves and resources and produce a detailed production plan for 2007 and 2008 by the end of this year.

At the Verkhne-Aliinskoe gold property in the Chita Region, acquired by Omchak JV in 2005, preliminary development and exploration continues including environmental studies, and topographical survey works concerning the reclamation of land in accordance with the conditions set out in the licence agreements.

Group Exploration and Development Report
The exploration and development report does not constitute a reserves and resources update for the Group, as the latter is provided each year in the second quarter of the year. The purpose of this report is to provide an update on the Group's active exploration activities in the extensive portfolio of license areas belonging to the Group.

Pokrovskiy deposit area and flanks
During the first half of 2006 all exploration works at the main Pokrovskiy deposit were concentrated on pit expansion and optimisation. The previously discussed "ore bridge" or "saddle" between Glavnoye and Ozernoye ore bodies has been mined, thereby merging the two pits, and the potential for a pit expansion to the east has been confirmed. The study to redesign the merged pit for expansion and deepening started in the first half of the year, and is expected to be completed before year end. The expected increase in reserves and resources by virtue of this expansion and deepening should be included in the year end reserve/resource review.

Work on the flanks of Pokrovskiy was carried out both on inner (Pokrovka-2, Verkhne-Sergeevsky, Dalniy and Vodorazdelny zones) and outer (Zeltunak, Velikiye Luzhki, Proletarskiy) areas. Licences covering the outer flanks of Pokrovskiy were acquired by the Group at the end of 2005.

Inner Flanks

Pokrovka-2 (fanglomerates)

Active exploration works have been launched on this area where an entirely new type of mineralisation in 'fanglomerates' (conglomerate rocks interpreted as flood deposits which have fanned out) was identified as a result of 2005 exploration works. Results of drilling and trenching on this area confirmed that these potentially constitute a large resource. A second significant mineralised zone that had previously been identified in the basement rock below the fanglomerates in the east of Pokrovka-2 has now been confirmed in a series of drill holes as a flat-lying structure at relatively shallow depths of 50-60m. Grades in two holes reach values of 3-25g/t, but many assays are still awaited from these holes.

Fanglomerate bulk sampling is to be done in extra large trenches – channels 5m deep and 15m wide, to provide representative samples during the second half of 2006.

Vodorazdelny

During the first half of 2006 a significant north-south trending structure was explored. A series of drill holes drilled by the predecessors found gold (up to 3-16g/t, with average likely to be 1.5-2g/t) and silver. This prospective zone extends below the fanglomerates southwards and is planned to be drilled by the Group in the second half of 2006.

Verkhne-Sergeevsky

A geochemical anomaly in the Dalniy area of the extreme north-west of the licence area is being explored, currently by trenching. A line of six holes have been drilled in this area and gold has been found in two of the holes. In the winter, once the ground is hard enough, it is intended to drive more trenches across this area.

To the south, between the Verkhne-Sergeevsky area and Pokrovka-1, a flat-lying gold-mineralised zone has been identified below the dacite sill. This could be significant as so far almost all mineralisation at Pokrovka has been above or within the sill. 14 holes have been drilled in this area, which should allow the definition of a new Russian category P1 resource to be given in next year's annual reserves and resources update.

Nadvigovy

This area is located south-west of Pokrovka-1, close to the Trans-Siberian railway line. A geochemical anomaly identified in 2005 was further investigated by trenching and drilling in the first half of the year. It has now been interpreted as a number of parallel southward-dipping thrusts with gold mineralisation, mostly low-grade but with isolated assays up to 3 and 4g/t. Further holes with a northward inclination are planned to be drilled here in the second part of 2006 in order to define intersections more precisely. Along with this, it is planned also to drill a series of shallow holes in order to explore an interpreted north-east south-west mineralised structure.

Outer flanks

Active exploration works in an outer set of prospects under a recently acquired licence ("Zheltunak") were launched in the first half of 2006. This licence covers a number of separate 'outer flanks' areas at distances of 5-15km from Pokrovka.

Zheltunak area

Geophysical and lithogeochemical studies have been completed and trenching is planned in the second half of 2006 to explore a mineralised zone trending south-east – north-west.

Old data from previous trench exploration indicates grades up to 40g/t in the north central area of the licence. The mineralisation is of classic volcanic-hosted epithermal type, and a series of shallow drill holes are planned to be drilled to confirm the earlier results.

Velikiye Luzhki

Geological and geochemical survey work has been completed, and a series of shallow drillhole sections are to be drilled. Because of soft ground conditions, further exploration work (in particular, trenching) is planned for the winter. Discoveries so far indicate the presence of mineralisation with grades up to 11.8g/t in isolated samples. Trench data from previous studies indicates intersections up to 7m at 18g/t, and 14m at 2.26g/t, with many additional lower grade intersections.

Proletarskiy

This area is adjacent to the Trans-Siberian railway, opposite the Nadvigovy area in the south-west corner of the Pokrovskiy licensed area.

Permission has now been received for exploration work to begin. Geological mapping has shown grey shales with 'rusty' alteration and silicification, and the limited data from previous work indicates gold grades up to 1.5g/t. However, structurally this area is prospective, lying on the intersection of a fault parallel to the Sergeevsky fault, the mineralised structure which passes through the central Pokrovka-1 area. Exploration work is to be launched in the second half of 2006.

Pioneer

During the first half of the year three new ore columns (Bakhmut 2, Yuzhnaya south and Yuzhnaya further south) earlier predicted by geochemical modelling were confirmed by deep drilling and one new column (Andreevskaya, located 1 km to the east of Yuzhnaya zone) was intersected. This brings the total number of columns up to eight (three on Yuzhnaya, two on Promezhutochnaya, two on Bakhmut and new Andreevskaya) out of 22 identified by the geochemical model.

Further exploration works at Andreevskaya, Zapadnaya, Zvezdochka and Yuzhnaya zones confirmed existence of mineralisation and delivered promising results.

The large open pit developed on the Promezhutochnaya zone has now been taken to a depth of 10m where coarse visible gold has been identified, similar to that identified on the first ore column at Bakhmut. The excellent correlation between the predictive geochemical model and actual results bodes particularly well for the Andreevskaya zone where a predicted 2km eastwards extension has been confirmed in trenches, with a zone width of up to 20m indicated by shallow drillhole data.

As part of the feasibility study, six metallurgical samples have been collected varying in size from 139 kilograms to two tonnes. Three of these are of primary ore, from drillholes, and three of oxidised ore, from trenches. These samples have been sent for analysis to Irgiredmet, a Russian research and project design scientific institution, and to the Tula institute. One set of results has been received from a trench oxide sample; the others are expected in the very near future.

A new Micromine model on the three main ore zones was completed in June 2006, and the results from this will be included in the end of year reserve/resource restatement.

During the first half of 2006, the State Committee on Reserves and Resources (the "GKZ") inspectors visited and reviewed exploration works at Pioneer undertaken by the Company's geologists. This inspection was done in advance of the required submission to the GKZ of the full feasibility study documentation due in the first quarter of 2007. Inspectors noted the high quality of work undertaken and agreed with the geological interpretation of the deposit's mineralisation by the Company's Chief Geologist.

The GKZ established that the resources should be estimated to a depth of 300m rather than the 200m hitherto assumed and a further recommendation to use a cut-off grade of 0.4g/t for the report was given which should yield an increase in reserves in absolute terms. This will require deeper drilling of some of the holes. The GKZ also expect to see some work to establish Russian Category C2 resources beyond the initial pit area, in zones Andreevskaya, Zapadnaya, Zvezdochka, and Yuzhnaya. With the exception of Yuzhnaya this will require additional work beyond that already planned.

In the second half of 2006 exploration will be focused on Bakhmut and Promezhutochnaya which will form part of the basis of the Feasibility Study, due for completion at the end of the first quarter of 2007. This will then be submitted to the GKZ, along with Russian Category C2 estimates for significant sections of the Yuzhnaya, Andreevskaya, Zapadnaya and Zvezdochka zones outside of the planned initial pit area.

Collection and processing of representative bulk samples of primary ore will also be undertaken in the second half of 2006 with a shaft to be sunk to perhaps 50-60m depth from the pit base (at Bakhmut). Preparations for this have already started.

Malomir

During exploration/confirmation works on the deposit it was established that the mining licence area for the deposit encompasses two major gold deposits of differing geology and ore types:

- The Diagonal zone, to the south of the east-western Malomir fault where gold mineralisation is hosted by quartz veins and stockworks as well as disseminated in crush zones, with associated pyrite and arsenopyrite.
- The Quartzite zone where mineralisation, which was originally thought to be a continuous low-grade dissemination within the granitoids, now appears to be in the form of higher grade zones in both granitoids and metasomatites, and associated with a series of crush zones: i.e. much more similar to the main Diagonal zone mineralisation.

A new Micromine model for the central section of the Diagonal zone was started in the first half of the year and is expected to be completed in the second half of the year, and should allow the release of new JORC compliant resource estimates.

Within the central zone, where revised and increased reserve of 28t of gold (from the previously estimated 22t) on a 400m length of the central part of Diagonal zone was reported in March, a large shallow open cut 220m x 300m in extent has been excavated, in order to establish the geometry and continuity of the ore zones. This has broadly confirmed the geological interpretation but has also yielded a favourable surprise in that a mineralised branch structure has been discovered which extends below the Diagonal thrust. This means that there is a possibility for mineralisation to be present below the thrust and within parallel known ore zones.

A further 5,000m of drilling and 5,000m of trenching are intended before the end of 2006 on the central Malomir licence and on the flanks of the Diagonal zone.

Exploration has been carried out also on flanks at Malomir deposit with a geological report to be prepared by the first quarter of 2007.

It has also been established (by trenching and wide spaced drilling) that the diagonal zone remains open to both the south west and north east.

On the Quartzite zone, initial assay results from the first three trenches, have shown that the presence of the high-grade intervals located within areas of low grade material.

Results so far include the following trench intersections:

- Trench 202: 3 intersections – 19m at 3g/t, 5m at 2g/t, 1m at 7.7g/t
- Trench 201: 2 intersections – 25m at 1+ g/t, 17m at 3g/t. Coarse visible gold in quartz metasomatites was found.

An extensive trenching and drilling programme is scheduled for the second half of the year.

Voroshilovskoye

Latest exploration work on the deposit is disappointing, and it seems now that, although the original gold content of approximately 150,000oz of Russian Category C1 and C2 reserves was confirmed by the exploration works, there is little likelihood of this becoming a project of the size and quality which the Group is likely to exploit. Discussions are being held within the Group with a view to disposal of this asset.

Tokur

The new importance of Malomir and the difficulty of equipment access on the rugged terrain of Tokur lowered the exploration priority for the deposit with the team of geologists and equipment transferred to the Malomir site. However it is not expected that this will affect the Group's compliance with the terms of licences for the deposit. Currently manual trenching continues at the site.

Albin

Acquired in 2005, this is a prospective area located south-east of Tokur and Voroshilovskoye deposits. Initially three prospective areas here have been identified.

Preliminary exploration work was started here in the first half of 2006 and a full scale exploration programme should proceed in the second half starting with trenching and drilling in the central area where, from old drillhole data, mineralisation is already known to extend to at least 150m depth. Russian category P1 resources of 5t gold (c.160,000oz), at an average grade of 5-6g/t, are received from a small central zone from old data, but the potential there is estimated by the Group's Chief Geologist for up to 20t.

Other Amur region projects

Exploration at the Group's portfolio assets – Izvestkovaya Sopka, Adamikha, Gar II and Bryantinskaya – remains at a very early stage. Nevertheless, new data available at each is very encouraging in that gold mineralisation is being identified – in many cases with high-grade assays. Within a further six months, each of these four areas should yield substantial quantities of real trenching and drilling assay data, and an indication of the size of potential resources.

Some of these licence areas could contain the next major Pioneer or Malomir. Hence, for the future organic growth of the company, even though completion of current exploration work at Pioneer, Malomir, and Pokrovskiy flanks has taken priority in order to achieve short-term targets, the exploration efforts on these licences continues.

Izvestkovaya Sopka

An exploration licence for this area in the central Amur oblast, 150km east of Pokrovskiy Rudnik, was acquired in 2005. In the first half of 2006 detailed mapping including geochemical and geophysical (magnetic) surveys was completed over the whole licence area (4.5km²), which identified gold anomalies on the north side of the deposit.

A number of ore bodies have been identified with the mineralisation currently open in all directions.

In the eastern area of the licence (zone Shirokinskaya) there are polymetallic massive sulphide ores (pyrhotite/magnetite/chalcopyrite /pyrite) associated with skarnoids, and coarse gold at grades of up to 2.2g/t.

In the far south-western part of the licence area, a single trench (no.516) has intersected significant ore intervals (at 16.6g/t over 19m and 5.2g/t over 1m). The main fieldwork is scheduled to be finished by the end of 2006 with a report to be prepared in the first half of 2007 on preliminary exploration with recommendations on ongoing exploration and evaluation.

Gar II

This is an exploration licence area of 92 km² in the central Amur oblast 30km to the north-west from Izvestkovaya Sopka which was acquired by the Group in 2005. During the first half of 2006, trenching, shallow drilling and geochemistry were carried out. Within this area, lithogeochemistry has been done in two areas of 10km² in total. Trenching is continuing, and before the end of 2006 deep drilling is to start.

Adamikha

This is an exploration licence area (with a total area of 240km²) located 40km east of Izvestkovaya Sopka and 190km east of Pokrovka, in the central Amur oblast and was acquired by the Group in 2005. So far only preliminary exploration work has been carried out. Trenching and drilling are due to start in the second half of 2006, though an initial four trenches are to be opened in the northern area imminently, together with a series of shallow mapping holes in an attempt to locate the hard-rock source of major placer gold deposits that start from this area.

In the southern mineralised area epithermal quartz veins and stockworks in Cretaceous volcanics with gold grades up to 2g/t have been found.

Bryantinskiy (Solnechnoye)

This licence area (with a total area of c.150km²) was acquired by the Group in 2005. It is located in the far north of the Amur region. During the first half of 2006 a complete geochemical survey of the area was finalised indicating clear secondary gold and silver anomalies. There were also some trenches explored with gold assays resulting up to 9-15g/t.

Drilling and trenching continued in this area during the summer despite the problems of soft ground. Deeper drilling is expected to commence in the second half of the year. A preliminary estimate of resources in the Bryantinskaya licence area is about 50t of gold (1.5moz). A preliminary exploration report is scheduled to be produced in the first quarter of 2007.

Odolgo

During the first half of 2006 a report on the result of geological exploration with computation of the Russian reserves category C2 was produced and sent to Amur Regional Committee on Reserves and Resources for their consideration. The deposit is estimated (with some additional exploration) at up to 10t of gold (300,000oz) reserves or more. There is a further similar structure 3km to the north of the explored metamorphic zone which is planned for further exploration works in 2006.

First production from the deposit is scheduled for the second half of 2007 at a production rate of 200kg, i.e. 6,000oz per annum.

Yamal Region Assets

Novogodnee Monto

During the first half of 2006 works on the Novogodnee Monto deposit were concentrated on the finalisation of a feasibility study and its submission to GKZ. It is expected that approval to start mining will be received by the end of 2006.

The Petropavlovskoye deposit

This deposit is located 1km west of Novogodnee Monto and parallel to it. Extensive drilling carried out in 2005 to delineate the central portion of the deposit as well as to establish its northerly and southerly continuations was continued in the first half of 2006 by excavation in the central part of the deposit with the purpose of gaining an understanding of the geological structure of this zone. Information obtained from it shows a thick zone (50m - 200m wide) trending north-south, crossed by east-west quartz veins at intervals of 3-4m, containing high gold grades (7-10g/t, compared with an average of 1+ g/t for the zone as a whole). Knowledge of the presence of these 'ladder veins' helps greatly in planning further exploration of the zone.

Toupugol

Within the Toupugol exploration area (near the western margin of the licence area, 5km west from Novogodnee Manto), this year's exploration works have discovered a completely new area of lenses of magnetite ore similar to that at Novogodnee Monto; so far of unknown size, and with intersected gold grades up to 2.3-6g/t. Similar grades are seen in all of the magnetite ores found so far in this area. Exploration at this area of significant interest will be continued in the second half of the year.

Yamalskaya Gornaya Kompaniya (YGK)

Yamalskaya Gornaya Kompaniya holds a series of exploration licences in the Yamal region in a line both to the north and south of Novogodnee Monto, parallel to the river Ob.

This is a range of assets in a variety of different geological settings, with potential for large base-metal and polymetallic resources, as well as significant precious-metal (gold, platinum group metals "PGM") potential to be explored.

Yarshor-Laptayeganskaya area

The licence area is 26.5km by 6km, located 20-30km north-east of the Novogodnee Monto deposit, along a thrust belt which contains metasomatised black slates intruded by beresitised granitoids, hence referred as "Malomir 2" by the Group's Chief Geologist because of the similarity of the geological setting. The zone is over 26km in length, and thus significantly larger than the known extent of Malomir. Assay data from a small number of samples indicate grades of up to 1g/t. However, the first set of new trenches have been completed with a number of samples containing visible coarse gold, hence the grades are likely to be considerably higher. There are also geological reasons to expect the presence of PGMs.

Ozernoye

The Ozernoye deposit consists of Bushveld-style ultrabasics with reefs of PGM mineralisation containing platinum, palladium, and also gold and silver. Potential by-product copper grades in sulphides are from 0.5-2.5%, and up to 2-5% vanadium is also reported. Individual reefs with disseminated sulphides are up to 5m in thickness. Individual zones with disseminated sulphides are 1,500-3,400m long with up to 50m outcrop wide. One zone so far explored is known to be continuous along strike for 1.5km and down dip for 200m, open in all directions.

Russian Category P1 resources are 100,000oz of gold, 200,000oz of platinum and palladium, and 40,000t of copper, with potential resources estimated at up to 1moz of gold, similar for platinum and palladium, plus 2mt of copper.

Sibileiskaya area
This consists of skarns around a granitoid massif. Exploration drilling has started. One intersection so far has yielded a gold grade of 285g/t within the skarn. Further results are awaited.

Exploration work on the Toupugol/Khanmeishorskaya licence area continues; work at Petropavlovskoye is proceeding well, with increased understanding of the geology. Discovery of gold-bearing magnetite zones within the western Toupugol area is encouraging. It is expected that more detailed information will be available for the Group's annual update on exploration and development due to be announced during the first half of 2007.

Complex of Chemical Laboratories

Pokrovskiy laboratory
In April of 2006 a new automatic sample preparation complex from Hammersley (New Zealand) was installed which allowed for the capacity of the laboratory to be increased from 10,000 samples a month up to 12,000 samples a month. This laboratory is dedicated to analysis of samples from Pokrovskiy, Pokrovskiy flanks, Pioneer and Odolgo.

Tokur laboratory
In order to comply with the increased amount of exploration works at the Malomir deposit the assay capacity of this laboratory was doubled in May 2006 from 3,000 up to 6,000 samples a month. This laboratory analyses samples from Tokur, Malomir and Voroshilovskoye.

Blagoveshensk laboratory
This laboratory has a planned capacity of 3,000 assays a month and 6,000 geochemical samples a month. At this laboratory in the first half of 2006 the development of the department of mineralogical analyses has been commissioned and work on the first stage has already commenced.

Yamalzoloto
The Labytnangy laboratory has an installed capacity of 5,000 assays a month and 3,000 geochemical samples a month.

Currently 100% of the Company's analytical requirements are fulfilled in its own laboratories. The analysis generally takes one month from the taking of the sample to receipt of the result.

Gold Price/Treasury
The Group's average realised gold price for the period was US$573/oz, up 36% against US$422/oz during the first six months of 2005. The Russian rouble strengthened against the US Dollar by 6% during the Period and was RuR27.0789/US$ at 30 June 2006 (RuR28.04/US$ - 30/6/05, RuR28.78/US$ - 31/12/05). The US$3.9m of exchange gain (versus US$0.3m of exchange loss in the comparable period of the last year) the Group enjoyed is partially a result of a more efficient treasury policy. The Group has a policy of no long-term gold forward sales or hedging.

Conference Call

A conference call to discuss the announcement will be hosted by Peter Hambro, Executive Chairman, Alexey Maslovskiy, Director, Business Development and Andrey Maruta, Finance Director, Peter Hambro Mining plc, on Thursday, 21 September 2006 at 14:00 UK time.

Details to access the conference call are as follows:
The Dial-in number in the UK will be: 0845 245 3471 and internationally will be +44 (0) 1452 542 300 with the Conference ID in both cases: 6013254.

Replay will be available after the call has finished for seven days on 0845 245 5205 in the UK and on +44 (0) 1452 55 00 00 internationally with the access code in both cases 6013254#.

Enquiries:

Alya Samokhvalova
Director of External Communication, Peter Hambro Mining plc
Mariana Adams
Investor Relations, Peter Hambro Mining plc +44 (0) 20 7201 8900

David Simonson / Tom Randell +44 (0) 20 7653 6620
Merlin

In this interim report we present financial items such as "cash operating costs", "total cash costs" and "total production costs" that have been determined using industry standards as per the Gold Institute and are not measures under generally accepted accounting principles in the United Kingdom ("UK GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with UK GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "cash operating costs", "total cash costs" and "total production costs", the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide a very useful indication of a mine's profitability, efficiency and cash flows. They also show the trend in costs as the mine matures over time and on a consistent basis. These costs can also be used as a benchmark of performance to allow for comparison against other mines of other gold mining companies.

INDEPENDENT REVIEW REPORT TO PETER HAMBRO MINING PLC

We have been instructed by the Company to review the financial information of Peter Hambro Mining plc for the period ended 30 June 2006 which comprises the Summarised Consolidated Profit and Loss Account, Summarised Consolidated Balance Sheet, Summarised Consolidated Statement of Cash Flows, and the related notes 1 to 19. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the AIM Rules of the London Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information of Peter Hambro Mining plc as presented for the six months ended 30 June 2006.

St. Paul's House,
Warwick Lane, London
EC4M 7BP

Moore Stephens LLP
Registered Auditor
Chartered Accountants

21 September 2006

SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE PERIOD ENDED 30 JUNE 2006

(EXPRESSED IN US $'000)

	Note	**Six months to 30 June 2006 $'000**	Six months to 30 June 2005 $'000	Year to 31 December 2005 $'000
Turnover: group and share of joint ventures				
		63,108	**42,311**	**114,579**
Less: share of joint ventures' turnover		**(4,084)**	(6,034)	(23,330)
Group turnover	2	**59,024**	**36,277**	**91,249**
Operating profit	3	**19,890**	**8,022**	**17,490**
Profit on disposal of interest in business		**–**	–	3,822
Loss on disposal of interest in joint venture		**–**	–	(413)
Share of operating profit of joint ventures		**(88)**	1,040	2,324
Amortisation of goodwill in joint ventures		**(413)**	(514)	(1,046)
Interest payable and similar charges	4	**(6,181)**	(932)	(5,953)
Interest receivable and similar income		**4,440**	466	3,807
Profit on ordinary activities before taxation				
Group		**18,350**	7,795	19,194
Joint ventures		**(702)**	287	837
		17,648	**8,082**	**20,031**
Taxation on profit on ordinary activities	5	**(6,511)**	(2,147)	(6,032)
Profit on ordinary activities after taxation				
Group		**11,973**	6,470	13,985
Joint ventures		**(836)**	(535)	14
		11,137	**5,935**	**13,999**
Minority interests		**(19)**	(41)	(744)
Profit retained for the period	13	**11,118**	**5,894**	**13,255**
Earnings per ordinary share	17	**$0.140**	**$0.079**	**$0.17**
Diluted earnings per share	17	**$0.138**	**$0.075**	**$0.17**

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

SUMMARISED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2006

(EXPRESSED IN US $'000)

	Note	30 June 2006 $'000	31 December 2005 $'000	30 June 2005 $'000
Fixed Assets				
Intangible assets				
Goodwill		**(176)**	(176)	(2,953)
Mineral properties		**102,323**	102,231	79,675
Capitalised exploration and development expenditure		**47,447**	30,555	15,961
Tangible assets				
Property, plant and equipment		**84,977**	74,959	66,332
Investments	6	**764**	448	561
Investments in joint ventures				
Goodwill		**1,129**	1,467	2,428
Share of gross assets		**21,952**	17,313	25,607
Share of gross liabilities		**(13,219)**	(8,171)	(14,622)
		245,197	**218,626**	**172,989**
Current Assets				
Stock and work in progress		**33,538**	23,521	23,430
Debtors	7, 10	**38,296**	31,273	22,808
Cash at bank and in hand	10	**142,284**	144,534	24,865
		214,118	**199,328**	**71,103**
Creditors, amounts falling due within one year	8, 10	**(31,873)**	(18,909)	(14,453)
Net Current Assets		**182,245**	**180,419**	**56,650**
Total Assets less Current Liabilities		**427,442**	**399,045**	**229,639**
Creditors, amounts falling due after more than one year	9, 10	**(134,407)**	**(136,170)**	**(3,911)**
Provision for liabilities and charges	11	**(19,542)**	(18,426)	(2,783)
Net Assets		**273,493**	**244,449**	**222,945**
Capital and Reserves				
Share capital	12	**1,298**	1,273	1,220
Share premium	12	**17,797**	–	168,946
Other distributable reserve		**176,722**	176,722	–
Merger reserve		**8,755**	8,755	8,755
Contingent reserve on acquisition		**3,152**	3,152	6,304
Share incentive reserve		–	–	40
Equity reserve on bonds		**1,583**	1,583	–
Profit and loss account		**59,558**	48,440	35,486
Equity shareholders' funds	13	**268,865**	**239,925**	**220,751**
Minority interests		**4,628**	4,524	2,194
		273,493	**244,449**	**222,945**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 21 September 2006

P.C.P. Hambro

SUMMARISED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED 30 JUNE 2006

(EXPRESSED IN US $'000)

	Note	**Six months to 30 June 2006 $'000**	Six months to 30 June 2005 $'000	Year to 31 December 2005 $'000
Net cash inflow from operating activities	14	**11,545**	6,968	15,719
Net cash outflow from returns on investments and servicing of finance		**(4,357)**	(4,427)	(4,303)
Taxation paid		**(3,894)**	(1,604)	(3,401)
Capital expenditure		**(32,397)**	(20,893)	(40,529)
Financial investment		**3,021**	5,041	13,708
Acquisitions and disposals		**(991)**	143	(10,838)
Cash outflow before financing		**(27,073)**	**(14,772)**	**(29,644)**
Cash inflow from increase in debt and lease financing	15, 16	**7,001**	(940)	126,987
Net receipt from issuing shares		**17,822**	14,723	21,337
(Decrease)/increase in cash at bank and in hand		**(2,250)**	**(989)**	**118,680**

SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 30 JUNE 2006

NOTES

1. Principal Accounting Policies

a) Basis of preparation

The interim financial statements have been prepared on the basis of the accounting policies expected to apply for the financial year to 31 December 2006 and ar consistent with the accounting policies set out in the Group's financial statements for the year ended 31 December 2005. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 9. The interim financial statements do not comprise statutory accounts withi the meaning of Section 240 of the Companies Act 1985. The comparative figures for the year ended 31 December 2005 are derived from the statutory accounts filed with the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

b) Basis of consolidation

The financial statements consist of Peter Hambro Mining plc (the "Company") and its respective subsidiary undertakings (the "Group"). On the acquisition of a business, including an interest in a subsidiary undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition

c) Comparative figures

Certain comparative figures have been restated to be consistent with the current period's presentation.

2. Turnover

Turnover represents the earnings from the provision of goods and services within the Group's ordinary activities, exclusive of Value Added Tax.

3. Operating profit

	Six months to 30 June 2006 $'000	Six months to 30 June 2005 $'000
Operating profit	**19,890**	8,022
	19,890	8,022

Operating profit includes a foreign exchange gain of US$3.9 million arising on the translation of the Group's results into US dollars (six months of 2005: foreign exchange loss US$0.3 million). Also refer to the monetary assets and liabilities analysis in Note 10.

4. Interest Payable and Similar Charges

	Six months to 30 June 2006 $'000	Six months to 30 June 2005 $'000
Finance lease charge	**12**	53
Bank loan interest	**309**	564
Bonds interest payable	**4,988**	–
Bonds issue finance costs amortisation	**410**	–
Other loan interest	**106**	93
Share of joint ventures' interest payable and similar charges	**369**	239
	6,194	949
Less finance cost capitalised	**(13)**	(17
	6,181	932

5. Taxation on profit on ordinary activities

	30 June 2006 $'000	30 June 2005 $'000
Current tax:		
Foreign tax (24%)	**5,283**	765
Total current tax	**5,283**	765
Deferred tax:		
Origination and reversal of timing differences	**1,094**	561
Total deferred tax	**1,094**	561
Tax related to joint venture Omchak		
Profit tax (24%)	**8**	207
Deferred tax charge	**126**	614
	134	821
Tax related to joint venture Rudnoye		
Profit tax (24%)	–	–
	–	–
Tax on profit on ordinary activities	**6,511**	2,147

6. Investments

	30 June 2006 $'000	31 December 2005 $'000
Investments – other	**708**	447
Shares in subsidiaries and joint ventures	**56**	1
	764	448

The Company and the Group have the following material subsidiaries and other significant investments, which were consolidated in these financial statements.

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held directly by the Company				
Eponymousco Ltd	United Kingdom	Holding Company	United Kingdom	100%
Victoria Resources Ltd	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining Group Finance Ltd	Guernsey	Finance Company	United Kingdom	100%
Yamal Holdings Ltd	Cyprus	Holding Company	Cyprus	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
ZAO Management Company PHM	Russia	Holding Company	Russia	100%
OOO Olga	Russia	Gold exploration and production	Russia	100%
OAO Pokrovskiy Rudnik	Russia	Gold exploration and production	Russia	98.6%
ZAO ZRK Omchak (Joint Venture)	Russia	Gold exploration and production	Russia	50%

6. Investments continued

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via 100% owned subsidiaries				
OOO Tokurskiy Rudnik	Russia	Gold exploration and production	Russia	100%
OOO GRK Victoria	Russia	Gold exploration and production	Russia	100%
OAO ZDP Koboldo	Russia	Gold exploration and production	Russia	91.7%
ZAO PHM Engineering	Russia	Project and engineering services	Russia	75%
OOO Obereg	Russia	Security services	Russia	100%
OOO Spanch	Russia	Gold exploration and production	Russia	100%
ZAO Amur Dore	Russia	Gold exploration and production	Russia	100%

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via Pokrovskiy Rudnik				
OAO YamalZoloto	Russia	Gold exploration and production	Russia	98.7%
OOO NPGF Regis	Russia	Exploration work	Russia	51%
ZAO Rudnoye (Joint Venture)	Russia	Gold exploration and production	Russia	49%
OOO Kapstroy	Russia	Construction	Russia	98.7%
OAO Yamalskaya Gornaya Kompania ("YGK")	Russia	Construction and Gold exploration and production	Russia	73.9%
ZAO Region	Russia	Gold exploration and production	Russia	98.7%
Held indirectly via YGK				
ZAO SeverChrome	Russia	Chrome exploration and production	Russia	73.9%

In March 2006 Peter Hambro Mining (Cyprus) Ltd acquired 100% of OOO Spanch and ZAO Amur Dore for a consideration of US$9,000 and US$1,085,000 respectively. OOO Spanch and ZAO Amur Dore have been consolidated in these financial statements.

In June 2006 YGK set up a wholly owned company ZAO SeverChrome. ZAO SeverChrome has been consolidated in these financial statements.

ZAO Region was set up in 2004 but its operational activity began in 2006. ZAO Region has been consolidated in these financial statements.

7. Debtors

	30 June 2006 $'000	31 December 2005 $'000
Prepayments	**11,410**	8,950
VAT recoverable	**13,712**	9,480
Other debtors	**7,276**	5,630
Interest accrued	**4,715**	1,913
Due from Hainault Ltd	–	4,000
Due from Rudnoye joint venture	**1,070**	1,007
Loans issued	**113**	293
	38,296	31,273

8. Creditors, amounts falling due within one year

	30 June 2006 $'000	31 December 2005 $'000
Trade creditors	**2,835**	4,139
Advances from customers	**2,590**	–
Tax liability	**1,294**	1,174
Finance lease liabilities	**50**	243
Accrued interest on Bonds issued	**3,879**	3,879
Short-term loans	**12,524**	174
Short-term element of long-term loans	**316**	3,222
Due to former shareholders of subsidiary	**115**	–
Other creditors	**8,270**	6,078
	31,873	18,909

9. Creditors, amounts falling due after more than one year

	30 June 2006 $'000	31 December 2005 $'000
Long-term borrowing	–	2,250
Guaranteed Convertible Bonds	**134,407**	133,920
	134,407	136,170

In August 2005 the Group issued US$140 million of convertible bonds due in 2010 (the "Bonds"). The Bonds were issued at par by the Company's wholly owned subsidiary Peter Hambro Mining Group Finance Ltd and are guaranteed by the Company. The Bonds carry a coupon rate of 7.125% payable semi-annually in arrears and can be converted into fully paid ordinary shares of 1p each of the Company at the price of 756p per share. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010.

10. Monetary assets and liabilities

	30 June 2006 $'000	31 December 2005 $'000
Debtors - US dollar	**4,242**	5,827
Debtors - Russian rouble	**33,769**	25,055
Debtors - GBP	**285**	391
Cash - US dollar	**101,994**	124,929
Cash - Russian rouble	**32,728**	15,409
Cash - GBP	**7,562**	4,196
	180,580	175,807
Monetary assets - US dollar	**106,236**	130,756
Monetary assets - Russian rouble	**66,497**	40,464
Monetary assets - GBP	**7,847**	4,587
	180,580	175,807
Creditors (short-and long-term) - US dollar	**139,161**	143,772
Creditors (short-and long-term) - Russian rouble	**26,340**	8,844
Creditors (short-and long-term) - GBP	**779**	2,463
	166,280	155,079

The Russian rouble strengthened against the US Dollar by 6% during the first six months of 2006 and was RuR27.08/US$ at 30 June 2006 (RuR28.78/US$ - 31/12/05).

11. Provision for liabilities and charges

	30 June 2006 $'000	31 December 2005 $'00
Provision for restoration and closing costs	**193**	171
Deferred tax provision	**4,349**	3,25
RBS holders	**15,000**	15,00
	19,452	18,42
Provision at 1 January	**18,426**	2,18
Charge for restoration cost	**22**	4
Deferred tax charge in profit and loss account for period (Note 5)	**1,094**	1,18
Deferred tax as a result of acquisition	**–**	1
Addition (RBS holders) *	**–**	15,00
Provision at period end	**19,542**	18,42

* One of the Company's subsidiaries, Pokrovskiy Rudnik, set up a Reserve Bonus Scheme (the "Scheme") for certain senior Group executives of that company. The Scheme was never fully implemented. Under the scheme participants were to be awarded freely transferable "Scheme units" at the end of each year from 2002 to 2012 based on US$5 per ounce of gold added to the designated reserves for the Scheme.

Agreement has been reached with those entitled to participate in the Scheme (the "Eligible Persons") for the Scheme not to proceed. The Independent Directors being Sir Rudolph Agnew, Peter Hill-Wood and Philip Leatham, having taken professional advice and consulted with the Company's nominated adviser, have agreed that the sum of US$15,000,000 in aggregate (the "Scheme Payment") is fair compensation to the Eligible Persons for the Scheme not proceeding. The Independent Directors also considered that this payment is less than the cost to the Group (as determined by reference to the estimated net present value of the ongoing payment obligations for the Company under the Scheme). The sum of US$15,000,000 was subsequently paid in August 2006.

12. Share Capital

	Company	
	30 June 2006 $'000	31 December 200 $'00
Allotted, called up and fully paid:		
At the beginning of the period	**1,273**	1,19
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	**–**	1
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	**–**	4
Other new issues	**25**	2
At the end of the period	**1,298**	1,27
Number of shares (par value £0.01)	No'000	No'00
Authorised	**100,000**	100,00
Issued at the beginning of the period	**78,957**	73,99
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	**–**	75
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	**–**	2,75
Other new issues	**1,449**	1,44
At the end of the period	**80,406**	78,95

On 18 April 2006 the Company issued 1,448,545 ordinary shares at a price of £6.875 per share pursuant to a Share Option Agreement with the International Finance Corporation (the "IFC"). As a result of this transaction a share premium of US$17.8m was created.

13. Equity shareholders' funds

	30 June 2006 $'000	31 December 2005 $'000
Opening balance	**239,925**	200,134
Issue of share capital	**17,822**	28,145
Issue of contingent shares	–	(3,152)
Equity reserve on bonds	–	1,583
Share incentive reserve	–	(40)
Profit for the period	**11,118**	13,255
	268,865	239,925

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in the Russian subsidiaries and joint venture undertakings, by applicable legislation in Russia and in accordance with their statutory financial statements, which are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

14. Net Cash Inflow from Operating Activities

	30 June 2006 $'000	30 June 2005 $'000
Cash received from customers	**61,214**	36,366
Cash paid to suppliers and employees	**(36,761)**	(21,446)
Other proceeds	**409**	34
Other expenses	**(13,317)**	(7,986)
Net cash inflow from operating activities	**11,545**	6,968

15. Reconciliation of Net Cash Flow to Movement in Net Debt

	30 June 2006 $'000
Decrease in cash at bank and in hand	**(2,250)**
Cash inflow from increase in debt and lease financing	**(7,001)**
Change in net debt resulting from cash flow	**(9,251)**
Bonds issue cost amortisation	**(487)**
Movement in net debt in the period	**(9,738)**
Net debt at 1 January	**4,725**
Net debt at 30 June	**(5,013)**

16. Analysis of Net Debt

	At 1 January 2006 $'000	Cash flow $'000	Other non-cash changes $'000	Exchange movement $'000	30 June 2006 $'000
Cash in hand and at the bank	**144,534**	(2,250)	–	–	**142,284**
Debt due within one year	**(174)**	(12,350)	–	–	**(12,524)**
Debt due after one year	**(140,000)**	–	–	–	**(140,000)**
Less equity component	**1,583**	–	–	–	**1,583**
Bonds issue cost capitalised	**4,497**	–	(487)	–	**4,010**
Net Cash pre-leasing / sales and lease back	**10,440**	**(14,600)**	**(487)**	–	**(4,647)**
Finance leases / sales and lease back	**(5,715)**	5,349	–	–	**(366)**
Net Cash inc. leasing	**4,725**	**(9,251)**	**(487)**	–	**(5,013)**

17. Earnings per ordinary share

	Six months to 30 June 2006 $'000	Six months to 30 June 2005 $'000	Year to 31 December 200 $'00
Profit for the period $'000	**11,118**	5,894	13,25
Weighted average number of ordinary shares	**79,543,972**	74,618,249	76,618,39
Earnings per ordinary share	**$0.140**	$0.079	$0.1
Weighted average number of ordinary shares	**79,543,972**	74,618,249	76,618,39
C shares	–	2,759,368	-
Contingent shares	**750,000**	1,500,000	750,00
Weighted average number of diluted shares	**80,293,972**	78,877,617	77,368,39
Diluted earnings per share	**$0.138**	$0.075	$0.01

18. Business segment information

	Gold mining		**Construction and other services**		**Exploration and evaluation**		**Corporate**		**Consolidated**	
	Six months 2006 $'000	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000	**Six months 2006 $'000**	Six mont 20 $'0
Turnover										
Gold sales	**51,477**	35,455	–	–	–	–	–	–	**51,477**	35,45
Silver sales	**286**	63	–	–	–	–	–	–	**286**	6
Other external sales	–	–	**6,447**	473	**814**	286	–	–	**7,261**	75
Inter-segment sales	–	–	**3,244**	384	**3,969**	1,179	**3,212**	961	**10,425**	2,52
Subtotal	**51,763**	35,518	**9,691**	857	**4,783**	1,465	**3,212**	961	**69,449**	38,80
(Less: inter-segment sales)	–	–	**(3,244)**	(384)	**(3,969)**	(1,179)	**(3,212)**	(961)	**(10,425)**	(2,52
Total group turnover	**51,763**	**35,518**	**6,447**	**473**	**814**	**286**	–	–	**59,024**	**36,27**
Expenses										
Net operating expenses excluding below expenses	**18,738**	16,208	**6,689**	418	**1,011**	1,117	**6,273**	3,152	**32,711**	20,89
Inter-segment expenses	–	–	**2,804**	368	**3,853**	838	**1,287**	961	**7,944**	2,16
Transport and refining costs	**578**	365	–	–	–	–	–	–	**578**	36
Royalties	**3,308**	2,115	–	–	–	–	–	–	**3,308**	2,11
Depreciation and amortisation	**4,716**	4,012	**165**	7	**104**	12	**580**	476	**5,565**	4,50
Subtotal	**27,340**	22,700	**9,658**	793	**4,968**	1,967	**8,140**	4,589	**50,106**	30,04
(Less: inter-segment sales)	–	–	**(2,804)**	(368)	**(3,853)**	(838)	**(1,287)**	(961)	**(7,944)**	(2,16
Total group expenses	**27,340**	**22,700**	**6,854**	**425**	**1,115**	**1,129**	**6,853**	**3,628**	**42,162**	**27,88**
Segment result	**24,423**	**12,818**	**(407)**	**48**	**(301)**	**(843)**	**(6,853)**	**(3,628)**	**16,862**	**8,39**
Exchange (gain)/loss									**(3,855)**	29
Unallocated expenses									**827**	7
Operating profit									**19,890**	**8,02**
Joint ventures operating result	**(501)**	456	–	–	–	–	–	–	**(501)**	45
Operating profit after JVs									**19,389**	**8,47**
(Interest expenses)									**(6,181)**	(93
Interest and similar income									**4,440**	53
(Income taxes)									**(6,511)**	(2,14
(Minority interest)									**(19)**	(4
Profit retained for the period									**11,118**	**5,89**

18. Business segment information continued

	Gold mining		Construction and other services		Exploration and evaluation		Corporate		Consolidated	
	Six months 2006 $'000	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000	**Six months 2006 $'000**	Six months 2005 $'000
Other information										
Segment assets	**165,236**	97,146	**12,786**	1,795	**95,642**	61,681	**175,789**	70,057	**449,453**	230,679
Group share of gross assets in JVs	**23,081**	28,035	–	–	–	–	–	–	**23,081**	28,035
Consolidated total assets	**188,317**	**125,181**	**12,786**	**1,795**	**95,642**	**61,681**	**175,789**	**70,057**	**472,534**	**258,714**
Segment liabilities	**26,051**	17,363	**1,895**	1,580	**3,247**	1,241	**159,257**	3,157	**190,450**	23,341
Group share of gross liabilities in JVs	**13,219**	14,622	–	–	–	–	–	–	**13,219**	14,622
Consolidated total liabilities	**39,270**	**31,985**	**1,895**	**1,580**	**3,247**	**1,241**	**159,257**	**3,157**	**203,669**	**37,963**
Capital expenditures	**22,936**	**16,288**	**227**	**234**	**8,937**	**3,623**	**297**	**748**	**32,397**	**20,893**

19. Post balance sheet events

An additional c.5,300 oz of gold which had been produced during the first half was refined and sold in the week following the period end. The Group accounts for gold that has yet to be processed and sold at the lower of cost or net realisable value. Had this gold been refined and sold in the previous week, first half net profit would have been about US$1.5 million higher.

As previously disclosed under Note 11 the amount of US$15,000,000 due to the RBS holders was subsequently paid in August 2006.

Under the terms of the acquisition agreement of Peter Hambro Mining (Cyprus) Ltd, Peter Hambro Mining plc issued 750,000 shares to Reagrove Services Ltd in July 2006.


PETER HAMBRO MINING PLC

Office